TASEKO REPORTS SECOND QUARTER 2019 FINANCIAL AND OPERATIONAL RESULTS

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

August 7, 2019, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB) ("Taseko" or the "Company") reports earnings from mining operations before depletion and amortization* of $18.6 million, Adjusted EBITDA* of $14.7 million and a net loss of $11.0 million, or $0.04 per share, in the second quarter of 2019.

Stuart McDonald, President of Taseko stated, "Gibraltar produced 34.7 million pounds of copper in the second quarter, a 39% increase from the previous quarter, as copper head grades increased as expected. We also benefited from improved recoveries and higher mill throughput. Year-to-date copper production is on budget and we expect to meet our original 2019 copper production guidance of 130 million pounds (+/-5%). Quarterly fluctuations have always been a characteristic of Gibraltar, but on an annual basis the variability is low."

"Site operating costs, net of by-product credits* were US$1.71 per pound, 10% lower than the previous quarter as a result of the increased copper production in the quarter. Our cash balance increased to $42 million during the period and we have a number of initiatives underway to further improve this position as we move towards potential development of our Florence Copper Project next year," added Mr. McDonald.

Russell Hallbauer, CEO commented, "The emerging story for Taseko is the Florence Copper Project and we’ve achieved some significant milestones recently. In April, we plated the first batch of high quality 99.9% copper cathode, just four months after leaching operations commenced. In June, copper grades in the leach solutions reached commercial levels, well in advance of when we expected this to occur. We also filed the Aquifer Protection Permit amendment application in June with the Arizona Department of Environmental Quality and just this week, the Underground Injection Control Permit amendment with the US EPA. In addition to the continued technical successes, financing discussions are progressing with a number of potential lenders and joint venture partners."

Mr. Hallbauer concluded, "We continue the engineering work on our recently acquired Yellowhead Copper Project. The environmental assessment process is underway and discussions are ongoing with local first nations and Provincial and Federal government regulators."

*Non-GAAP performance measure. See end of news release.

Second Quarter Review

  Second quarter earnings from mining operations before depletion and amortization* were $18.6 million, and Adjusted EBITDA was $14.7 million;

  Cash flow from operations was $11.1 million, a 54% increase over the first quarter of 2019;

  Copper production in the second quarter was 34.7 million pounds and copper sales were 32.3 million pounds (100% basis), both increasing 39% over the first quarter of 2019;

  Molybdenum production was 653 thousand pounds; molybdenum prices remained steady and averaged US$12.18 per pound during the quarter;

  Site operating costs, net of by-product credits* were US$1.71 per pound produced, a 10% decrease from the first quarter of 2019;

  Net loss was $11.0 million ($0.04 per share) and adjusted net loss* was $17.5 million ($0.07 per share);

  Depletion and amortization was $30.1 million in the second quarter, an increase of $10.0 million (or $0.04/share) from the prior quarter due to increased depreciation of capitalized strip associated with ore processed from the Granite pit;

  During the quarter, the Company entered into equipment refinancings at attractive rates on existing mine equipment at Gibraltar and received net proceeds of $22.2 million, and made its semi-annual bond interest payment of $14.3 million;

  In April 2019, the Company announced first copper production from the test facility at the Florence Copper project. In June 2019, the Company announced its submission of the permit amendment application for the Aquifer Protection Permit to the Arizona Department of Environmental Quality and that it achieved commercial grade leach solution; and

  The Company’s cash balance at June 30, 2019 was $42.0 million.

*Non-GAAP performance measure. See end of news release.

HIGHLIGHTS

Financial Data	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands, except for per share amounts)	2019	2018	Change	2019	2018	Change
Revenues	86,521	94,273	(7,752)	156,795	158,452	(1,657)
Earnings from mining operations before depletion and amortization*	18,646	36,267	(17,621)	34,375	49,811	(15,436)
Earnings (loss) from mining operations	(11,492)	18,312	(29,804)	(15,947)	17,076	(33,023)
Net loss	(11,012)	(4,671)	(6,341)	(18,943)	(23,152)	4,209
Per share - basic ("EPS")	(0.04)	(0.02)	(0.02)	(0.08)	(0.10)	0.02
Adjusted net income (loss)*	(17,471)	2,337	(19,808)	(31,890)	(8,662)	(23,228)
Per share - basic ("adjusted EPS")*	(0.07)	0.01	(0.08)	(0.13)	(0.04)	(0.09)
Adjusted EBITDA*	14,660	32,251	(17,591)	24,905	39,788	(14,883)
Cash flows provided by operations	11,073	20,349	(9,276)	18,264	31,905	(13,641)

Operating Data (Gibraltar - 100% basis)	Three months ended June 30,			Six months ended June 30,
	2019	2018	Change	2019	2018	Change
Tons mined (millions)	26.6	27.4	(0.8)	50.0	54.1	(4.1)
Tons milled (millions)	7.7	7.5	0.2	14.5	15.0	(0.5)
Production (million pounds Cu)	34.7	33.5	1.2	59.5	56.4	3.1
Sales (million pounds Cu)	32.3	32.2	0.1	55.6	55.0	0.6

*Non-GAAP performance measure. See end of news release.

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)
Operating data (100% basis)	Q2	Q1	Q4	Q3	Q2
	2019	2019	2018	2018	2018
Tons mined (millions)	26.6	23.3	28.4	29.0	27.4
Tons milled (millions)	7.7	6.8	7.1	8.0	7.5
Strip ratio	2.3	3.2	5.1	1.7	1.9
Site operating cost per ton milled (CAD$)*	$11.51	$10.88	$9.16	$10.60	$10.31
Copper concentrate
Head grade (%)	0.256	0.216	0.222	0.314	0.263
Copper recovery (%)	87.7	84.6	81.3	85.9	85.3
Production (million pounds Cu)	34.7	24.9	25.8	43.0	33.5
Sales (million pounds Cu)	32.3	23.3	42.7	28.8	32.2
Inventory (million pounds Cu)	5.5	3.1	1.6	18.5	4.2
Molybdenum concentrate
Production (thousand pounds Mo)	653	738	727	690	506
Sales (thousand pounds Mo)	708	770	738	709	424
Per unit data (US$ per pound produced)*
Site operating costs*	$1.92	$2.23	$1.92	$1.50	$1.78
By-product credits*	(0.21)	(0.32)	(0.30)	(0.16)	(0.12)
Site operating costs, net of by-product credits*	$1.71	$1.91	$1.62	$1.34	$1.66
Off-property costs	0.30	0.30	0.49	0.24	0.32
Total operating costs (C1)*	$2.01	$2.21	$2.11	$1.58	$1.98

*Non-GAAP performance measure. See end of news release.

OPERATIONS ANALYSIS

Second Quarter Operating Results

Copper production in the second quarter was 34.7 million pounds. Copper grade for the quarter averaged 0.256%, which was in line with management expectations, the mine plan, and the life of mine average grade. Copper recovery in the mill was 87.7% during the quarter. Production was also positively affected by higher mill throughput during the quarter.

A total of 26.6 million tons were mined during the period, an increase of 3.3 million tons over the previous quarter as shovel fleet availability returned to planned levels. The strip ratio for the second quarter was 2.3 to 1.

Total site spending (including capitalized stripping costs) was 6% higher than the previous quarter. The increase was a result of higher mine operations costs from an increase in tons mined and timing of maintenance related costs. A smaller proportion of mining costs are being capitalized in the second quarter because of advancement in the Granite pit. Capitalized stripping costs totaled $2.0 million (75% basis) compared to $8.0 million in the prior quarter. These factors contributed to the increase in site operating cost per ton milled*, which was $11.51 for the period.

Molybdenum production was 653 thousand pounds in the second quarter. Molybdenum prices held steady and averaged US$12.18 per pound over the quarter. By-product credits per pound of copper produced* decreased to US$0.21 in the second quarter from US$0.32 in the previous quarter as a result of the increase in copper production.

Off-property costs per pound produced* were US$0.30 for the second quarter of 2019. Off-property costs consist of concentrate treatment, refining and transportation costs, and these costs are in line with recent quarters relative to copper sold.

GIBRALTAR OUTLOOK

Gibraltar is expected to produce approximately 130 million pounds (+/-5%) on a 100% basis in 2019, comparable to the production level achieved in 2018. While there will be quarterly fluctuations in both copper and molybdenum production, the Company does not anticipate those fluctuations to be as significant for the remainder of the year. The fundamentals for copper remain strong and most industry analysts are projecting a growing deficit and higher copper prices in the coming years.

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. Our current focus is on the development of the Florence Copper Project.

*Non-GAAP performance measure. See page 20 of this MD&A

Florence Copper

Wellfield operations at the Production Test Facility ("PTF") commenced in the fourth quarter of 2018. On April 12, 2019, the Company announced that the SX/EW plant was producing first copper and the first harvest from the PTF resulted in 3,700 pounds of copper cathode which was assayed at higher than 99.9% copper. In June, the Company announced that after approximately six months of operating the PTF, the leach solution reached commercial grade levels well in advance of expectations.

The main focus of the PTF phase is to demonstrate to regulators and key stakeholders that hydraulic control of underground leach solutions can be maintained, and provide valuable data to validate the Company’s leach model as well as optimize well design and performance and hydraulic control parameters. Successful operation of the in-situ leaching process will allow permits to be amended for the full scale commercial operation, which is expected to produce 85 million pounds of copper cathode annually for 20 years.

Two key permit amendments are required to commence construction of the commercial scale facility at Florence Copper. These are the Aquifer Protection Permit ("APP") amendment application to the Arizona Department of Environmental Quality ("ADEQ") and the permit amendment application for the Underground Injection Control ("UIC") Permit to the U.S. Environmental Protection Agency ("EPA"). In June 2019, the Company submitted the APP amendment application to the ADEQ. The UIC permit amendment application was submitted to the EPA in the first week of August. It is anticipated that permitting of the commercial scale operation could be completed in the first half of 2020.

The estimated capital cost of the commercial scale operation is US$204 million based on the Company’s 2017 43-101 technical report and the Company has continued to advance various project financing options from debt providers, royalty companies, and potential joint venture partners. Management is targeting to have the project finance funding committed in advance of both the APP and UIC permit amendments being issued by the ADEQ and EPA, respectively.

Total expenditures at the Florence Project in the second quarter of 2019 were $3.5 million which includes PTF operation and other project development costs.

Yellowhead Copper

On February 15, 2019, the Company acquired all of the outstanding common shares of Yellowhead Mining Inc. ("Yellowhead") that it did not already own, in exchange for 17.3 million Taseko common shares.

Yellowhead holds a 100% interest in a copper-gold-silver development project located in south-central British Columbia. The project feasibility study dated July 31, 2014, proposed a 70,000 tonne per day concentrator with total pre-production capital costs of approximately $1 billion and an average operating cost of US$1.46 per pound of copper. Using US$3.00 per pound of copper, a Canadian/US dollar exchange rate of 0.80, an 8% discount rate and other assumptions from the 2014 feasibility study results in a pre-tax net present value of $1.1 billion.

Since the acquisition, Taseko has restarted the environmental review process for the Yellowhead Copper

Project, and the Company’s technical team has commenced an engineering redesign of the project to enhance economics with the objective of issuing a new 43-101 technical report by the end of 2019.

Aley Niobium

Environmental monitoring and product marketing initiatives on the project continue. A drill program was completed in 2018 to collect samples for further metallurgical testing. A pilot plant scale program commenced in the second quarter on the currently bench scale proven niobium flotation and converter processes. The pilot plant will also provide final product samples for marketing purposes. Aley project expenditures were $0.1 million in the first half of 2019.

New Prosperity

In June 2019, the Supreme Court of Canada dismissed the Tsilhqot’in First Nation application to appeal an earlier judgment by the BC Supreme Court and by the British Columbia Court of Appeal. These court rulings confirm that the Company can proceed with the site investigation work that was authorized by the Province of British Columbia in July 2017. The approved work program is investigative in nature and will gather hydrological and other information required for the British Columbia Mines Act Permitting process.

Note: Gibraltar is a contractual, unincorporated joint venture between Taseko Mines Limited (75% interest) and Cariboo Copper Corp. (25% interest). All production and sales figures are reported on a 100% basis, unless otherwise noted.

Taseko will host a conference call on Thursday, August 8, 2019 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (888) 390-0546 in Canada and the United States, or (416) 764-8688 internationally. Alternatively, a live and archived webcast will also be available at tasekomines.com. The conference call will be archived for later playback until August 22, 2019 and can be accessed by dialing (888) 390-0541 in Canada and the United States, or (416) 764-8677 internationally and using the passcode 190432.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations – 778-373-4554, toll free 1-800-667-2114

Russell Hallbauer
CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in thousands, unless otherwise indicated) –
75% basis	2019	2018	2019	2018
Cost of sales	98,013	75,961	172,742	141,376
Less:
Depletion and amortization	(30,138)	(17,955)	(50,322)	(32,735)
Net change in inventories of finished goods	3,989	(813)	8,035	154
Net change in inventories of ore stockpiles	(540)	5,007	(413)	1,111
Transportation costs	(4,630)	(4,529)	(7,918)	(7,358)
Insurance recoverable	-	-	-	4,000
Site operating costs	66,694	57,671	122,124	106,548
Less by-product credits:
Molybdenum, net of treatment costs	(7,243)	(3,830)	(15,062)	(8,839)
Silver, excluding amortization of deferred revenue	(93)	(159)	(279)	(251)
Site operating costs, net of by-product credits	59,358	53,682	106,783	97,458
Total copper produced (thousand pounds)	26,020	25,120	44,661	42,265
Total costs per pound produced	2.28	2.14	2.39	2.31
Average exchange rate for the period (CAD/USD)	1.34	1.29	1.33	1.28
Site operating costs, net of by-product credits (US$ per pound)	1.71	1.66	1.79	1.80
Site operating costs, net of by-product credits	59,358	53,682	106,783	97,458
Add off-property costs:
Treatment and refining costs	5,839	5,938	10,105	9,892
Transportation costs	4,630	4,529	7,918	7,358
Total operating costs	69,827	64,149	124,806	114,708
Total operating costs (C1) (US$ per pound)	2.01	1.98	2.10	2.12

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses; and
  Unrealized gain/loss on copper put options.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Six months ended
	June 30,		June 30,
($ in thousands, except per share amounts)	2019	2018	2019	2018
Net loss	(11,012)	(4,671)	(18,943)	(23,152)
Unrealized foreign exchange (gain) loss	(6,258)	7,729	(12,947)	16,061
Unrealized gain on copper put options	(276)	(987)	-	(2,152)
Estimated tax effect of adjustments	75	266	-	581
Adjusted net income (loss)	(17,471)	2,337	(31,890)	(8,662)
Adjusted EPS	(0.07)	0.01	(0.13)	(0.04)

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on copper put options; and
  Share-based compensation.
	Three months ended		Six months ended
	June 30,		June 30,
($ in thousands)	2019	2018	2019	2018
Net loss	(11,012)	(4,671)	(18,943)	(23,152)
Add:
Depletion and amortization	30,138	17,955	50,322	32,735
Finance expense	10,048	9,733	19,790	19,044
Finance income	(299)	(321)	(607)	(644)
Income tax expense (recovery)	(8,125)	2,582	(14,941)	(1,496)
Unrealized foreign exchange (gain) loss	(6,258)	7,729	(12,947)	16,061

Unrealized gain on copper put options	(276)	(987)	-	(2,152)
Amortization of share-based compensation expense (recovery)	444	231	2,231	(608)
Adjusted EBITDA	14,660	32,251	24,905	39,788

Earnings (loss) from mining operations before depletion and amortization

Earnings (loss) from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in thousands)	2019	2018	2019	2018
Earnings (loss) from mining operations	(11,492)	18,312	(15,947)	17,076
Add:
Depletion and amortization	30,138	17,955	50,322	32,735
Earnings from mining operations before depletion and amortization	18,646	36,267	34,375	49,811

Site operating costs per ton milled

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in thousands, except per ton milled amounts)	2019	2018	2019	2018
Site operating costs (included in cost of sales)	66,694	57,671	122,124	106,548

Tons milled (thousands) (75% basis)	5,794	5,592	10,890	11,225
Site operating costs per ton milled	$11.51	$10.31	$11.21	$9.49

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.